FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                07 February 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Pension agreement concluded




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  07 February 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Pension agreement concluded


PENSION AGREEMENT CONCLUDED


British Airways and the trustees of the New Airways Pension Scheme have (NAPS) formally agreed the funding plan including benefit changes to tackle the GBP2.1 billion deficit in the scheme.


The plan, which was agreed in principle with the trustees last year, includes annual company contributions of some GBP280 million for the next ten years and a one-off cash injection of GBP800 million. It also includes benefit changes to take effect from April 1 and an additional GBP150 million in cash over the next three years, subject to the airline's financial performance.


The benefit changes will deliver an immediate deficit reduction of some GBP400 million and a saving of some GBP80 million a year.


British Airways' chief financial officer Keith Williams, said: "This brings to a close our lengthy consultation process on pensions. It provides greater stability and certainty for all 70,000 NAPS members and frees the company to move forward into an exciting phase of investment and growth."


                                      ends


February  7, 2007            024/KG/07



Notes to editors:


Benefit changes include


  - Normal retirement age at 60 with an accrual rate of 1/60 and contribution rates of 8.5 per cent.
  - Normal retirement age at 65 with an accrual rate of 1/60 and contribution rates of 5.25 per cent.
  - Normal retirement age of 55 with an accrual rate of 1/60 and contribution rates of 17.5 per cent.
  - Options to buy improved accrual rates.
  - Lifting the cap on total pension contributions from 15 to 30 per cent
  - Introducing tax efficient ways of making pension contributions.
  - Future pensionable pay rises capped to inflation
  - Pension growth in retirement (LPI) remains at five per cent.


Staff can still choose to retire earlier than the normal retirement age but with a reduced pension.


Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's Business Plan programmes, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the company's SEC filings, including, without limitation the company's Report on Form 20-F for the year ended March 2006.